CLYDESDALE SECURITIES LLC

FINANCIAL STATEMENTS

For the year ended December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clydesdale Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300

(No. and Street)

New York   **NY**   **10006**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem   **212-897-1686**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates

(Name -- if individual, state last, first, middle name)

11 Broadway, Suite 700   **New York**   **NY**   **10004**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Verdone, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Clydesdale Securities, LLC for year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CCO

_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Statement of Operations.

[x]   Statement of Changes in Member's Equity.

[x]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[x]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[x]   Rule 15c3-3 Exemption Report

***   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Clydesdale Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clydesdale Securities LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Clydesdale Securities LLC's auditor since 2016.

New York, NY

February 27, 2018

INDEPENDENT AUDITORS' REPORT

CLYDESDALE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	16,558
Prepaid expenses		6,266
Total assets		22,824

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable		755
Due to affiliate		500
Total Liabilities		1,255
Members' Equity		21,569
Total liabilities and members' equity	$	22,824

The accompanying notes are an integral part of these financial statements.

CLYDESDALE SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:

Advisory fees	$	3,000
Private placement fees		8,750
Total revenues		11,750

Expenses:

Administrative fees	1,200
Regulatory expenses	4,127
Bank charges	400
Other expenses	42
Total expenses	5,769

Net income	$	5,981

The accompanying notes are an integral part of these financial statements.

CLYDESDALE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance - beginning of year	$	6,650
Capital contributions		14,938
Capital withdrawals		(6,000)
Net income		5,981
Balance - end of year	$	21,569

The accompanying notes are an integral part of these financial statements.

CLYDESDALE SECURITIES LLC
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net income	$	5,981
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Non-cash expenses forgiven by parent		9,938
Changes in assets and liabilities		
Prepaid expenses		(6,266)
Accounts payable		755
Increase in due to affiliate		100
Net cash provided by operating activities		10,508
Cash flows from financing activities		
Capital contributions		5,000
Capital withdrawals		(6,000)
Net cash used in financing activities		(1,000)
Net increase in cash		9,508
Cash - beginning of year		7,050
Cash - end of year	$	16,558
Non-cash financing activities:		
Forgiveness of indebtedness by affiliate	$	9,938

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

Clydesdale Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services. The Company's parent is Trump Securities, LLC ("TRSE").

During the year ended December 31, 2016, Trump sold 20% of its interest in The Company to a third party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a partnership for income tax purposes; it therefore does not incur federal or state income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. The Company is subject to New York City Unincorporated Business Tax but has a loss. This loss will be carried forward to future periods. The deferred tax related thereto has been fully reserved for. Accordingly, no provision for such taxes has been made in the accompanying financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company compensates the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

During the period covered in this report, the Company incurred $1,200 for management fees. The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement. Management estimates that such expenses amount to $43,544.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017 the Company's net capital was $15,303 which was $10,303 in excess of its minimum requirement of $5,000.

NOTE 5. COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CLYDESDALE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Members' equity	$	21,569
Deductions and/or charges		
Other assets	$	6,266
Net Capital		15,303
Less: Minimum net capital requirements		
Greater of 6-2/3% of aggregate indebtedness		
or $5,000		5,000
Excess net capital	$	10,303
Aggregate indebtedness:	$	1,255
Ratio of Aggregate Indebtedness to Net Capital		0.08

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

See report of independent registered public accounting firm.

CLYDESDALE SECURITIES LLC

INFORMATION REGARDING APPLICABILITY OF RULE 15C3-3

FOR YEAR ENDED DECEMBER 31, 2017

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout this fiscal period.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Clydesdale Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Clydesdale Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 27, 2018

CLYDESDALE SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Clydesdale Securities LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the year ended December 31, 2017 without exception and thus may file an Exemption Report.

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018





Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)